                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Medamicus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584027-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert T. Montague
                         Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                              Minneapolis, MN 55408
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                December 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                Pyramid Trading Limited Partnership 36-3723624
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                 (a)     [ x ]
                                                                 (b)     [   ]
--------------------------------------------------------------------------------

       (3)    SEC Use Only

--------------------------------------------------------------------------------

       (4)    Source of Funds

                                       WC
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                         [    ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                    Illinois
--------------------------------------------------------------------------------

  Number of       (7)      Sole Voting Power                           0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                   187,400  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                      0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power              187,400  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 187,400 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [      ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      4.5 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                   BD, PN, IV
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 54027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                      Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [   ]
                                                                    (b)   [ x ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                    Illinois
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                           0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                   187,400  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                      0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power              187,400  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 187,400 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      4.5 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                     CO, IV
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                            Daniel Asher ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                      N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                          0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                  187,400  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                     0  shares
 ing Person       --------------------------------------------------------------
  With            (10)     Shared Dispositive Power             187,400  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 187,400 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      4.5 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                             Gary Kohler ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                     80,500 shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                        0 shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                80,500 shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power                   0 shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 80,500 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      1.9 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                            Andrew Redleaf ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                     79,713  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                        0  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                79,713  shares
 ing Person       --------------------------------------------------------------
  With            (10)     Shared Dispositive Power                   0  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 79,713 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [      ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      1.9 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

                               Page 2 of ___ pages


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share ( the "Common Stock"), of Medamicus, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 15301 Highway 55 West, Plymouth, MN 55447.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI"), Daniel Asher, as Manager of OI and individually ("DA"), Gary Kohler ("GK") and Andrew Redleaf ("AR"). PT, OI, DA, GK and AR are collectively referred to herein as the "Reporting Persons."

         The following information relates to PT:

         (i)      Name: Pyramid Trading Limited Partnership

         (ii)     State of Organization: Illinois

         (iii)    Principal Business: Broker-Dealer registered on CBOE

         (iv) Principal Business and Office Address: 440 S. Lasalle Street, Chicago, Illinois 60605

         (v)      Information required by clauses (d) and (e) of Item 2 of
                  Schedule 13D: None

         The following information relates to OI:

         (i)      Name: Oakmont Investments LLC

         (ii)     State of Organization: Illinois

         (iii)    Principal Business: Investments

         (iv) Principal Business and Office Address: 440 S. LaSalle Street, Chicago, Illinois 60605

         (v)      Information required by clauses (d) and (e) of Item 2 of
                  Schedule 13D: None

         The following information relates to DA:

         (a)      Name: Daniel Asher

         (b)      Business Address: 440 S. LaSalle Street, Suite 700 Chicago,
                  IL 60605

         (c) Principal Occupation: Private Investor, Manager of Oakmont Investments, LLC

         (d)      Criminal Proceedings: None

         (e)      Civil Proceedings: None

         (f)      Citizenship: United States

         The following information relates to GK:

         (a)      Name:  Gary Kohler

         (b)      Business Address: 3033 Excelsior Boulevard, Minneapolis, MN
                  55416

         (c) Principal Occupation: Director of Research, Whitebox Advisors, an investment fund management company located at 3033 Excelsior Blvd., Minneapolis, MN 55416

         (d)      Criminal Proceedings: None

         (e)      Civil Proceedings: None

         (f)      Citizenship: United States

         The following information relates to AR:

         (a)      Name: Andrew Redleaf

         (b)      Business Address: 3033 Excelsior Boulevard, Minneapolis, MN
                  55416

         (c) Principal Occupation: President, Whitebox Advisors, an investment fund management company located at 3033 Excelsior Blvd., Minneapolis, MN 55416

         (d)      Criminal Proceedings: None

         (e)      Civil Proceedings: None

         (f)      Citizenship: United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  From 12/7/99 to 12/13/99, PT purchased an aggregate of 187,400 shares of Common Stock for an aggregate consideration of $284,940 (not including brokerage commissions). PT acquired such shares using working capital.

                  From 11/6/98 to 12/2/99, GK purchased an aggregate of 80,500 shares of Common Stock for an aggregate consideration of $94,764 (not including brokerage commissions). GK acquired such shares using personal funds.

                  From 7/14/99 to 12/7/99, AR purchased an aggregate of 79,713 shares of Common Stock for an aggregate consideration of $129,115 (not including brokerage commissions). AR acquired such shares using personal funds.

                            Page ____ of ______ pages


ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Company. The Reporting Persons intend to closely monitor the performance of the Company and its management, and to evaluate their position in order to determine the advisability of further action with respect to the Company. GK and AR met with the Chief Executive and Chairman of the Company on December 21, 1999 to express their view that the Company's value in the public market is substantially below the combined private company valuations of its two operating business, and that the Company should explore restructuring options to address shareholder value. The Reporting Persons expressed their opinion to management that continuing to invest the excess cash flow of their Vascular Delivery Systems business to fund the ongoing losses of its LuMax Fiber Optic business was not in the best interest of shareholders.

         The Reporting Persons will continually evaluate their position to determine what, if any, actions to take with respect to the Company and their ownership position. The Reporting Persons may explore the feasibility of, and strategies for, seeking control and may explore, among other possibilities, (i) making a proposal to the Company for a merger or business combination; (ii) nominating individuals selected by the Reporting Persons as candidates for the Board of Directors of the Company and soliciting proxies from the Company's shareholders to vote for such nominees at the next meeting of the Company's shareholders, or otherwise taking action to reconstitute the Board of Directors;
(iii) acquiring additional shares of Common stock (subject to the availability of Common Stock at prices deemed favorable) from time to time in the open market, in privately negotiated transactions or otherwise; or (iv) entering into arrangements with third parties who may be interested in joining with the Reporting Persons to acquire control of the Company, which arrangements may contemplate the sale or disposition of portions of the Company's assets to such third parties after control is obtained.

         The Reporting Persons expect to explore these and, potentially, other alternatives designed to enhance the value of the Common Stock for all of the shareholders of the Company.

         Depending upon the course of action that the Reporting Persons pursue, the Reporting Persons may attempt to dispose of the Common Stock in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will actually purchase additional Common Stock or seek to influence or obtain control of the Company. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

                            Page ____ of _____ pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of December 22, 199, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 4,112,274 shares outstanding as of September 30, 1998 as set forth in the Company's Form 10Q-SB for the quarter ended September 30, 1999.

        Reporting          Shares   of                   Percent of
        Person             Common Stock          Outstanding Common Stock
        ---------          ------------          ------------------------
        PT, OI, DA           187,400                     4.5%
        GK                    80,500                     1.9
        AR                    79,713                     1.9

         As of December 22, 1999, the Reporting Persons beneficially owned an aggregate of 347,613 shares of Common Stock.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of transactions were open market transactions.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

         NONE


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement dated as of December 22, 1999 by and among the signatories of this Statement on Schedule 13-D with respect to its filing.

                             Page ____ of ____ pages


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 22, 1999         PYRAMID TRADING LIMITED PARTNERSHIP
                                BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER


                                BY   /S/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher,
                                         Manager, Oakmont Investments, LLC


                                OAKMONT INVESTMENTS, LLC



                                BY   /S/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher, Manager


                               /s/ Daniel Asher
                                -----------------------------------------------
                                DANIEL ASHER



                                /s/ Gary Kohler
                                -----------------------------------------------
                                GARY KOHLER



                                /s/ Andrew Redleaf
                                -----------------------------------------------
                                ANDREW REDLEAF

                            Page _____ of _____ pages


                                                                      APPENDIX A

                    Transactions By the Reporting Persons in
              Medamicus, Inc. Common Stock During the Past 60 Days


                      PYRAMID TRADING LIMITED PARTNERSHIP


Date              # of Shares Bought     Price Per Share ($)      Total Cost ($)*
----              ------------------     -------------------      ---------------
12/07/99                79,000                    1.63              129,115
12/09/99                10,000                    1.44               14,375
12/10/99                 3,000                    1.44                4,313
12/13/99                95,400                    1.44              137,137



                                   GARY KOHLER


Date            # of Shares Bought & Sold**     Price Per Share ($)      Total Cost ($)*
----              -------------------------     -------------------      ---------------
11/24/99                      500(s)                    1.66                   --
11/29/99                    1,000(s)                    1.69                   --
12/2/99                     2,000                       1.45                2,900



                                 ANDREW REDLEAF


Date              # of Shares Bought & Sold     Price Per Share ($)      Total Cost ($)*
----              -------------------------     -------------------      ---------------
10/22/99                       3,000                    1.75                5,282
10/25/99                       5,900                    1.75               10,337
10/29/99                       3,687                    1.75                6,464
11/03/99                       4,300                    1.75                7,537
11/08/99                       7,775                    1.75               13,618
11/15/99                       3,500                    1.75                6,137
11/16/99                       2,700                    1.75                4,737
11/22/99                       3,050                    1.75                5,350

11/23/99                      4,800                     175                8,412
11/23/99                      4,400                    1.72                7,580
11/29/99                      2,678                    1.72                4,618
11/30/99                      5,000                    1.63                8,137
12/02/9                       3,400                    1.69                5,749
12/03/99                     55,815                    1.46               81,446
12/06/99                     40,000                    1.45               58,112
12/07/99                     79,000(s)                 1.63                   --

----------------

         *Commissions not included.

        **(s) indicates shares sold.



                                  EXHIBIT INDEX

EXHIBIT NO.     DOCUMENT

         1 Agreement, dated as of December 22, 1999, by and among the signatories of this Statement with respect to its filing.